FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: June 30, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 5, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary









           News Release

For immediate release

Trading Symbol:  NCT                   Media Contact:  Rick Perkins
                                                      (416) 507-5437

Exchange Listing:  Toronto             Investor Contact:  Geoff Ichii
                   Montreal                               (416) 507-6151
                   New York

                     Newcourt reports second quarter earnings


Toronto, August 4, 1999 - Newcourt Credit Group today reported net income of US$97.7 million for the six months ended June 30, 1999, compared to US$72.3 million reported for the same period last year. Earnings for the second quarter amounted to US$61.7 million, a 37% increase compared to US$44.9 million in net income reported in the second quarter of 1998.

Earnings per share on a fully diluted basis were US$0.66 for the first six months of 1999, compared to US$0.52 during the same period last year. Earnings per share on a fully diluted basis for the quarter were US$0.42.

During the quarter the Company also realized a one time pre-tax gain of US$34.3 million (US$15.5 million after tax) from the sale of its automobile
fleet leasing businesses in Canada and the UK.   This sale reduced goodwill
by US$16.9 million.

"For the past four months, management's attention has been focused on moving forward with our planned alliance with The CIT Group. These quarterly results, while adversely affected by this important but time-consuming initiative, are indicative of the resilience and strength that we have built into Newcourt's commercial and corporate loan origination franchise," noted Steven K. Hudson, Newcourt's CEO.

Newcourt originated new asset-based financings of US$4.5 billion during the second quarter of 1999, an increase of 18% from US$3.8 billion reported during the same period last year. Of the US$4.5 billion in new financings, US$3.6 billion were generated from Newcourt Financial's activities in the commercial finance market. The remaining volume of US$0.9 billion was originated by Newcourt Capital in the corporate finance market.

As a result of continued growth in the Company's loan originations and increasing use of on-balance sheet funding, tangible leverage increased to 6.2:1 as at June 30, 1999 compared to 5.2:1 as at June 30, 1998.

Total asset finance income for the six months ending June 30, 1999 rose 22% to US$532.9 million from US$436.8 million during the same period last year. Operating costs for the period, excluding depreciation and amortization, amounted to US$333.7 million compared to US$278.7 million for the same period last year. Expressed as a percentage of average owned and managed assets, operating expenses on an annualized basis, excluding depreciation and amortization, were 2.7% as at June 30, 1999, compared to 2.7% at June 30, 1998.




Asset quality is reflected in the Company's arrears and net losses expressed as percentages of owned assets of 1.5% and 0.74% respectively.

The Board of Directors following the close of business on August 3, 1999, approved a quarterly dividend of Cdn$0.06 per share for payment on August 31, 1999 to shareholders of record as of August 18, 1999.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$24.6 billion and a global capability in 26 countries.

This report may contain forward looking statements about the operations, objectives and strategies of Newcourt. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors including competition, technological change, issues relating to Year 2000 readiness, the global capital markets and general economic conditions in the U.S., Canada, or internationally. These and other factors should be considered carefully and readers should not place undue reliance on Newcourt's forward looking statements.
/more

                            Newcourt Credit Group Inc.
                     Summary of Quarterly Financial Statistics
                        for the period ended June 30, 1999
             (in thousands of United States dollars, unless otherwise stated)

I.	Basic Earnings per Share

     Average shares outstanding during the period

     Number of common shares as at January 1, 1999            148,312,634

Shares issued during the year:  June 30, 1999

Shares issued                                                     175,695
Days outstanding                                                       46
Weighted average                                                   44,251
Weighted average of common shares as at June 30, 1999         148,356,885

Net income for the year to date                                   $97,731

Basic earnings per share                                            $0.66


II.	Comparative Earnings per Share Summary

                                     Three Months Ended        Six Months Ended
                                         June 30                    June 30
                                  1999             1998      1999            1998
Basic                             $0.42            $0.32     $0.66           $0.52
Fully diluted                      0.42             0.32      0.66            0.52
Cash basis                         0.50             0.43      0.82            0.74
Dividends per share(C$)            0.06             0.04      0.12            0.08

III.  Balance Sheet Highlights ($ millions)

                                 As at                As at
                              June 30, 1999       March 31, 1999
Owned and managed assets        24,571.8               25,144
Tangible equity                  1,850                  1,773
Tangible leverage                  6.2:1                6.6:1


                                                                    .../more

IV.       Income Statement Highlights ($000)

                                Three Months Ended      Six Months Ended
                                      June 30               June 30
                               1999          1998       1999         1998
Net income                    61,674        44,945      97,731      72,256

New originations               4,476         3,809       9,376       6,732

Originations
U.S.                            68.4%                     70.4%
Canada                          18.2%                     17.2%
U.K. / Europe                    9.3%                      8.7%
Asia Pacific                     1.2%                      1.3%
South Pacific                    1.7%                      1.4%
Latin America                    1.2%                      1.0%
                               100.0%                      100%

V.   Margin Analysis Summary ($000)
(i) Securitization                               Three Months Ended
                                           June 30              March 31
                                             1999                 1999
Securitization gains                        51,799               32,437
Assets securitized                       1,702,938            1,040,174
Securitization margin                         3.04%                3.12%

(ii) Syndication                                 Three Months Ended
                                           June 30              March 31
                                             1999                 1999
Syndication  fees                          23,025<fn1>           16,820
Assets syndicated                         872,277             1,038,952
Syndication margin                           2.64%                 1.62%
<fn1> excluding income from sale
of equity interests
</fn1>

(iii) Net Finance Income

Finance assets held for investment      9,418,618             8,900,429
Operating leases held for investment
  and sale                              2,161,323             2,265,632
Finance assets held for sale            1,563,935             2,061,763
Total owned assets                     13,143,876            13,227,824

Average total owned assets             13,185,850            12,777,906

Net finance and rental income             112,252                94,676
Net finance income margin                    3.41%                 2.96%

Interest expense                          207,598               199,944
OPEX / Owned and managed assets               2.7%                  2.6%

Newcourt Credit Group Inc.

                             CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)

                         [in thousands of United States dollars]

                                                  June 30,       December 31,
                                                   1999             1998
                                                     $                $
ASSETS
Cash                                                310,774         998,807
Finance assets held for investment                9,418,618       8,611,705
Equipment under operating lease                   2,161,323       2,173,514
Finance assets held for sale                      1,563,935       1,542,769
Investment in affiliated companies                  253,425         194,860
Accounts receivable, prepaids and other             378,515         310,948
Property and equipment, net                         120,832          93,874
Goodwill                                          1,252,337       1,280,036
Future income tax asset                             171,696         146,444
Total Assets                                     15,631,455      15,352,957

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities            682,361        727,468
Debt                                             11,846,438     11,607,184
Total Liabilities                                12,528,799     12,334,652
Shareholders' Equity
Share capital                                     2,791,553      2,792,861
Retained earnings                                   311,103        225,444
Total Shareholders' Equity                        3,102,656      3,018,305
Total Liabilities and Shareholders' Equity       15,631,455     15,352,957



Newcourt Credit Group Inc.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                   (Unaudited)

     [in thousands of United States dollars, except for per share amounts]


                                                    Six Months Ended
                                               June 30,          June 30,
                                                1999               1998
                                                  $                  $
Asset finance income
     Net finance and rental income              206,928            241,551
     Securitization gains                        84,236            111,659
     Syndication fees                            69,932             16,090
     Management fees and other income           171,818             67,526
Total asset finance income                      532,914            436,826
Salaries and wages                              182,202            141,869
Operating and administrative                    151,534            136,833
Depreciation and goodwill amortization           36,293             37,752
Operating income before income taxes            162,885            120,372
Provision for income taxes                       65,154             48,116
Net income for the period                        97,731             72,256
Retained earnings, beginning of period          225,444             81,240
Dividends paid on common shares                 (12,072)            (7,194)
Other                                                 0               (135)
Retained earnings, end of period                311,103            146,167

Earnings per common share:
Basic                                             $0.66              $0.52
Fully diluted                                     $0.66              $0.52









CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.

(Unaudited)

For the six months ended June 30, 1999


Newcourt Credit Group Inc.

                       CONSOLIDATED BALANCE SHEETS
                              (Unaudited)

                    [in thousands of United States dollars]

                                                        June 30,    December 31,
                                                          1999         1998
                                                            $            $

ASSETS
Cash                                                      310,774       998,807
Finance assets held for investment [Notes 3 and 5]      9,418,618     8,611,705
Equipment under operating lease [Notes 4 and 5]         2,161,323     2,173,514
Finance assets held for sale                            1,563,935     1,542,769
Investment in affiliated companies                        253,425       194,860
Accounts receivable, prepaids and other                   378,515       310,948
Property and equipment, net [Note 6]                      120,832        93,874
Goodwill [Note 7]                                       1,252,337     1,280,036
Future income tax asset                                   171,696       146,444
Total Assets                                           15,631,455    15,352,957

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities                  682,361       727,468
Debt [Note 8]                                          11,846,438    11,607,184
Total Liabilities                                      12,528,799    12,334,652
Shareholders' Equity
Share capital [Note 11]                                 2,791,553     2,792,861
Retained earnings                                         311,103       225,444
Total Shareholders' Equity                              3,102,656     3,018,305
Total Liabilities and Shareholders' Equity             15,631,455    15,352,957

See accompanying Notes


















Newcourt Credit Group Inc.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                (Unaudited)

   [in thousands of United States dollars, except for per share amounts]

                                                          Six Months Ended
                                                      June 30,          June 30,
                                                        1999              1998
                                                          $                $
Asset finance income
     Net finance and rental income                     206,928          241,551
     Securitization gains                               84,236          111,659
     Syndication fees                                   69,932           16,090
     Management fees and other income [Notes 9 and 10] 171,818           67,526
Total asset finance income                             532,914          436,826
Salaries and wages                                     182,202          141,869
Operating and administrative                           151,534          136,833
Depreciation and goodwill amortization [Note 7]         36,293           37,752
Operating income before income taxes                   162,885          120,372
Provision for income taxes                              65,154           48,116
Net income for the period                               97,731           72,256
Retained earnings, beginning of period                 225,444           81,240
Dividends paid on common shares                        (12,072)          (7,194)
Other                                                        0             (135)
Retained earnings, end of period                       311,103          146,167

Earnings per common share:
Basic                                                    $0.66            $0.52
Fully diluted                                            $0.66            $0.52

See accompanying Notes




















Newcourt Credit Group Inc.

                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (Unaudited)
                        [in thousands of United States dollars]

                                                        Six Months Ended
                                                    June 30,         June 30,
                                                      1999             1998
                                                        $                $
OPERATING ACTIVITIES
Net income for the period                             97,731           72,256
Adjustments for:
     Gain on sale of business units                  (34,276)               0
     Future income taxes                             (25,329)          38,128
     Goodwill amortization, depreciation
     and other expense                                36,293           37,752

Cash flow from operations                             74,419          148,136
Net change in non-cash assets and liabilities        (22,165)          60,778
Cash provided by operating activities                 52,254          208,914

INVESTING ACTIVITIES
Finance assets, underwritten and purchased        (8,320,764)      (5,946,879)
Finance assets, sold                               4,870,679        3,351,018
Finance assets, repayments and others              2,204,042        1,959,190
Finance assets and assets held for sale           (1,246,043)        (636,671)
Business dispositions (acquisitions)                 339,829       (1,059,892)
Investment in affiliated companies                   (58,999)         (43,048)
Purchase of property and equipment                   (41,297)         (10,886)
Cash used in investing activities                 (1,006,510)      (1,750,497)

FINANCING ACTIVITIES
Issuance of debt                                  27,931,051       30,611,865
Repayment of debt                                (27,656,225)     (30,558,378)
Issue of common shares, net                            3,469        1,468,794
Future tax on share issue costs                            0           21,720
Dividends paid on common shares                      (12,072)          (7,194)
Cash provided by financing activities                266,223        1,536,807

Decrease in cash during the period                  (688,033)          (4,776)
Cash, beginning of period                            998,807            4,776
Cash, end of period                                  310,774                0
See accompanying Notes










1. NATURE OF THE COMPANY'S OPERATIONS

Newcourt Credit Group Inc. (the "Company") is an independent, non-bank financial services enterprise with operations primarily in the United States, Canada and Europe. The Company also has supporting operations in Latin America and Asia. The Company originates, invests in and sells asset-based financings including secured loans, leases and conditional sales contracts. For asset-based financings sold to institutional investors the Company generally continues to manage these financings on behalf of the investors for a fee. The Company's origination activities focus on the commercial and corporate finance segments of the asset-based financing market.

The Company originates leases and loans in the commercial finance market predominantly through vendor finance programs. These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company also serves the corporate finance market through financing services it delivers to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistently applied ("Canadian GAAP").

Effective January 1, 1999, the Company adopted the United States dollar as its reporting currency to reflect the increased significance of the U.S. currency in its operations following the acquisition of AT&T Capital Corporation in 1998. Through a translation of convenience, comparative amounts were restated from Canadian to U.S. dollars using an exchange rate of $0.6443, the rate prevailing at December 31, 1998.

The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

The Company accounts for its investment in foreign and domestic affiliates in which it has significant influence using the equity method.

Finance assets held for investment

Net investment in finance assets is comprised of loans, capital lease receivables and retained interest in receivables securitized net of an allowance for credit losses. Income is recognized on finance assets held for investment on an actuarial basis which produces a constant rate of return on the investment in finance assets.






Recognition of finance income is generally suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears. Accrual is resumed when the receivable becomes contractually current and management believes there is no longer any significant probability of loss.

Allowance for credit losses

Repossessed assets are specifically reserved for at their estimated net realizable value based on estimated collateral values and recoveries under third party guarantees and vendor support agreements.

Management also routinely assesses the portfolio on an item-by-item basis and establishes specific allowances for those accounts considered doubtful. General allowances are established for probable losses on loans which cannot be determined on an item-by-item basis. This provision is established by applying historical loss trends to various segments of the portfolio according to external and internal credit ratings.

Securitization gains

The Company sells certain of its asset-based finance assets to securitization vehicles.

Securitization transactions are accounted for as sales of finance assets. These sales are non-recourse to the Company except to the extent of the Company's retained interest in these securitization vehicles. These transactions result in the removal of the assets from the Company's consolidated balance sheets, the recording of assets received and a gain on sale when the significant risks and rewards of ownership are transferred to the purchaser. The assets received are generally cash and a retained interest in the cash flows of the receivables sold. Such retained interest (or securitization investments) is recorded at estimated fair value and may include cash collateral accounts, excess spread assets, and securities backed by the transferred assets. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of an arm's length servicing fee.

Income is earned on the securitization investments on an accrual basis. The carrying value of this asset is reduced, as required, based on changes in the Company's share of the estimated credit losses and the effects of changes in the payment rate on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to an arm's length servicing fee over the term of the securitized assets.

Syndication fees

Certain finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company. The Company generally continues to service these assets on behalf of the investors for a fee. Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the assets retained by the Company is at least equal to the average yield earned by the other participants involved.




Equipment under operating lease

Equipment under operating lease is generally depreciated over the estimated useful life of the asset. Depreciation is generally calculated on a straight-line basis over the term of the lease to the estimated unguaranteed residual value at the end of the lease term. Rental revenue is recognized on a straight-line basis over the related lease term.

Estimated unguaranteed residual values

Estimated unguaranteed residual values are established upon acquisition and leasing of the equipment based upon the estimated value of the equipment at the end of the lease term. Values are determined on the basis of studies prepared by the Company, historical experience and industry data. Although it is reasonably possible that a change in the unguaranteed residual values could occur in the near term, the Company actively manages its residual values by communicating with lessees and vendors during the lease term to encourage lessees to extend their leases or upgrade and enhance their leased equipment. Residual values are continually reviewed and monitored by the Company. Declines in residual values for capital leases are recognized as an immediate charge to income. Declines in residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Deferred costs

Direct incremental costs of acquisition of finance assets and operating leases are deferred and amortized over the shorter of the term of the finance asset or operating lease and the expected period of future benefit. As finance assets are securitized, the unamortized portion of the acquisition costs related to the assets being securitized is expensed. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.


Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at the following rates:

     Buildings                          20 years
     Furniture and fixtures             10 years
     Computers and office equipment      5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. The Company's amortization periods for goodwill range from 20 to 35 years. The valuation and amortization of goodwill is evaluated on an ongoing basis and, if considered permanently impaired, goodwill is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.






Foreign currency translation

The Company's foreign operations function financially and operationally independent of the parent and therefore are considered, for the purposes of foreign currency translation, to be self-sustaining operations. As a result, the assets and liabilities of the Canadian and non-United States foreign operations are translated into United States dollars at rates in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the period. Unrealized foreign exchange currency translation gains and losses on these self-sustaining operations are included in share capital.

Income taxes

The Company accounts for income taxes using the liability method of income tax allocation.

Earnings per common share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding dilutive options to acquire common shares and any other dilutive items.

Derivative financial instruments

The Company uses derivative financial instruments in conjunction with its interest rate and currency risk management strategies. Derivative financial instruments are used to hedge exposure to interest rate and foreign exchange rate risk arising during the normal course of business. Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the consolidated balance sheets. The most frequently used derivative financial instruments are various types of interest rate swaps and foreign exchange contracts. Currency swaps and bond forwards are also used.

Swaps and forward contracts are accounted for on the accrual basis when cash flows of the derivatives are matched to a specific on-balance sheet position. Net accrued interest receivable/payable and deferred losses/gains are recorded in accounts receivable, prepaids and others or accounts payable and accrued liabilities, as appropriate. Realized losses/gains on terminated contracts are deferred and amortized over the remaining life of any applicable corresponding position.

Foreign exchange contracts are used to hedge the Company's net investment in certain of its self sustaining operations. Gains and losses on these foreign exchange contracts are credited or charged to the cumulative translation adjustment account.

When a derivative financial instrument is no longer designated as a hedge, any gain or loss on the contract is recognized in income immediately.




Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Significant areas in which estimates are used include residual values, income taxes, retained interests in securitized assets and related reserves, allowance for credit losses, valuation of finance assets held for sale, restructuring reserves and contingencies.














































3. FINANCE ASSETS HELD FOR INVESTMENT

Finance assets held for investment consist of:
                                                June 30,       December 31,
                                                  1999            1998
                                                    $               $
Leases                                           3,726,937       3,963,620
Estimated unguaranteed residual values             900,278         883,194
Unearned Income                                   (729,022)       (954,496)
Net leases                                       3,898,193       3,892,318
Loans                                            4,969,008       4,304,369
Allowance for credit losses                       (199,317)       (183,693)
Securitization investments                         750,734         598,711
Finance assets held for investment               9,418,618       8,611,705

Substantially all of the finance assets held for investment bear interest at varying levels of fixed rates of interest.

The loans included in finance assets held for investment are collateralized.

4. EQUIPMENT UNDER OPERATING LEASE

Equipment under operating lease consists of:
                                                   June 30,     December 31,
                                                     1999          1998
                                                       $             $
Original equipment cost:
Information technology                              1,403,670    1,452,677
Telecommunications                                    646,801      531,572
Transportation                                        381,605      581,655
Manufacturing                                         408,855      348,801
Healthcare                                             40,154       30,450
General equipment and other                           436,999      289,596
                                                    3,318,084    3,234,751
Less: accumulated depreciation                     (1,214,569)  (1,117,993)
Rental receivables, net                                57,808       56,756
Equipment under operating lease                     2,161,323    2,173,514
















5. ALLOWANCE FOR CREDIT LOSSES

An analysis of the Company's allowance for credit losses is as follows:

                                                         June 30,    December 31,
                                                              1999          1998
                                                                $             $

Finance assets held for investment and equipment under
operating lease                                              11,579,941    10,785,219

Allowance for credit losses, beginning of period                183,693        24,846
Provision for credit losses during the period                    58,410        96,141
Provision for credit losses from acquisition, net of sales            0       132,022
Write-offs, net of recoveries                                   (42,786)      (69,316)
Allowance for credit losses, end of period                      199,317       183,693

Allowance as a percentage of investment assets                      1.7%          1.7%

Investment assets in arrears (90 days and over)                 172,104       143,620

Arrears as a percentage of investment assets                        1.5%          1.3%

Assets in repossession, at estimated net realizable value       151,415        84,540






























6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                      June 30, 1999                December 31, 1998
                                            Accumulated                   Accumulated
                                   Cost      depreciation       Cost       depreciation
                                     $              $             $              $

Land and buildings                 39,073        17,640        28,842         16,309
Furniture and fixtures             63,404        28,741        55,070         26,702
Computers and office equipment    116,457        54,766       103,231         53,420
Other                               3,901           856         3,910            748
                                  222,835       102,003       191,053         97,179
Net book value                    120,832                      93,874







































7. GOODWILL

Goodwill amortization during the period was $23,205 [1998 - $30,324].

8. DEBT

Debt consists of the following:
                                                               June 30,      December 31,
                                                                 1999            1998
                                                                   $               $
Fixed Rate Debt
U.S. senior notes, bearing interest at rates varying from
 6.84% to 8.26%, maturing in the years 2000 to 2005            1,499,614        503,504
Medium term notes, bearing interest at rates varying from
 5.00% to 9.34%, maturing in the years 1999 to 2007              597,034        581,004
U.S. medium term notes, bearing interest at rates varying
 from 5.61% to 8.25%, maturing in the years 1999 to 2028       6,041,752      6,126,500
7.625% debenture, maturing in June, 2001                          84,660         80,446
6.45% debenture, maturing in June, 2002                          101,586         96,535
Collateralized borrowings related to securitized
 assets, 5.50%, maturing in 2003                                 102,864        122,873
Capital lease obligations, discounted at rates varying from
 5.70% to 13.50%, maturing in 2004                               221,701        258,602
Other fixed rate debt                                            381,185        338,321

Floating Rate Debt
Floating rate U.S. medium term notes, interest rate ranges
 from 4.89% to 6.75%, maturing in the years 1999 to 2002       1,040,250      1,350,322
Collateralized borrowings relating to securitized assets,
 based upon one month LIBOR plus 0.125%, maturing in 2001         48,815         65,674
Floating rate medium term notes, interest periodically reprices
 based upon CDOR index, maturing in the year 2000                 67,790         64,430
Commercial paper and other short-term borrowings               1,659,187      2,018,973
Total debt                                                    11,846,438     11,607,184


Interest expense on the debt outstanding during the period was $407,542 [1998 - $293,026].

The Company renegotiated its various bank facilities in April 1998 to support the existing commercial paper programs and for general corporate purposes.

The U.S. bank facility was increased to $2.3 billion with $1.535 billion having a term of 364 days and $765 million having a term of five years. In addition, the Canadian bank facility was increased to Cdn. $1.2 billion with a term of 364 days. The amount of unused Canadian and U.S. bank facilities are Cdn. $1.0 billion [1998 - Cdn. $0.3 billion] and $2.3 billion [1998 - $2.3 billion], respectively.





In April 1999, the Company renewed its various bank facilities to support the existing commercial paper programs and for general corporate purposes. The terms and conditions remained unchanged with the exception of the Canadian facility, which was renewed at Cdn. $1.0 billion with a term of 364 days.

The weighted average interest on commercial paper outstanding as at June 30, 1999 is 4.85% [1998 - 4.91%] for the Canadian commercial paper program, 5.65% [1998 - 6.02%] for the U.S. commercial paper program and 5.03% [1998 - nil] for the Australian program.

In connection with the purchase of AT&T Capital, the Company unconditionally guarantees the debt and liquidity facilities of AT&T Capital as to payment of principal and interest, when and as this debt shall become due and payable, whether at maturity or otherwise. Also, AT&T Capital entered into an agreement whereby it guarantees certain indebtedness and liquidity facilities of the Company.


9. OTHER INCOME

During the first quarter, the Company recorded a pre-tax gain of $56,582 (after-tax gain of $31,120) resulting from the extinguishment of certain derivative financial instruments. During 1998, the Company had derivative financial instruments in place to hedge the Company's net investment in certain of its foreign self-sustaining operations to Canadian dollars (the
"1998 Derivatives"), its reporting currency in 1998.   Effective January 1,
1999, the Company adopted the United States dollar as its reporting currency. Accordingly, on that date, the Company determined that all non-U.S. dollar functional self-sustaining operations would be hedged to the U.S. currency and that the 1998 Derivatives would be terminated. The 1998 Derivatives were unwound over several weeks in early 1999 to minimize the Company's liability or maximize its receivables from counterparties without exposing the Company to undue risk. Since the 1998 Derivatives were no longer designated as hedges during 1999, any gains or losses must be immediately recognized in earnings.

10. SALE OF AUTOMOTIVE LEASING UNITS

During the period, the Company disposed of two automotive leasing units, based in Canada and the United Kingdom. Under the terms of the sales, the total consideration was $339,829 cash. Total assets sold were $337,493 and total liabilities sold were $31,940 resulting in a gain of $34,276 ($15,451 after tax).


11. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]  Unlimited common shares with voting rights;
[ii] Unlimited special shares without voting rights convertible into common shares on a share-for-share basis; and [iii] Unlimited Class A preference shares issuable in series.




June 30, 1999

Outstanding -

The following is a summary of the changes in share capital during the period:

                                             June 30,                     December 31,
                                               1999                          1998
                                            #          $                 #            $

Subscription rights
Outstanding, beginning of period              0            0    38,500,000   1,132,997
Exchange for common shares                    0            0   (38,500,000) (1,132,997)
Outstanding, end of period                    0            0             0            0
Common shares
Outstanding, beginning of period    148,312,634    2,751,233    83,070,958      758,282
Shares issued for subscription rights         0            0    38,500,000    1,111,974
Shares issued for warrants                    0            0     8,668,446      368,929
Issued on acquisition                         0            0    17,633,857      508,995
Stock options exercised                  92,762          904       417,492        2,152
Others                                   82,933        2,565        21,881          901
Outstanding, end of period          148,488,329    2,754,702   148,312,634    2,751,233

Total                               148,488,329    2,754,702   148,312,634    2,751,233
Unrealized foreign
     currency translation adjustment          0       36,851             0       41,628
Total share capital                 148,488,329    2,791,553   148,312,634    2,792,861


























Public Offerings

On January 12, 1998, the subscription rights were exchanged for 38,500,000 common shares at Cdn. $46.00 per share.

On June 4, 1998, all of the special warrants outstanding were exercised without additional payment.

Treasury Issue

On January 12, 1998, the Company completed a private placement of 17,633,857 common shares at $31.19 per share for proceeds of $550,000.

On May 20, 1998, the Company completed a private placement of 8,668,446 special warrants at $46.14 per warrant. Each special warrant entitled the holder thereof to acquire one common share of the Company.


12. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Securitized finance assets are described in Note 2. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.

Finance assets under management are as follows:

                                                          June 30,      December 31,
                                                            1999             1998
                                                              $                $
Securitized finance assets                                 8,990,845       9,000,658
Syndicated finance assets                                  1,753,436       1,396,230
Syndicated finance assets of affiliated companies            430,220         416,265
Total                                                     11,174,501      10,813,153



















13. SUMMARIZED FINANCIAL INFORMATION OF AT&T CAPITAL CORPORATION

The table below shows summarized consolidated financial information for AT&T Capital, an indirect wholly-owned subsidiary of the Company. The Company has guaranteed ("Guarantee") on a full and unconditional basis the existing registered debt securities and certain other indebtedness of AT&T Capital. The Company has not disclosed financial statements or other information regarding AT&T Capital on a stand-alone basis since management does not believe that it is material to debt holders due to the Guarantee.

The following summarized consolidated financial information for AT&T Capital has been prepared in accordance with accounting principles generally accepted in Canada.


                                                            Six months ended
                                                     June 30, 1999       June 30, 1998
                                                            $                   $
Total asset finance income                            254,066             306,007
Operating expenses                                    171,602             241,585
Operating income before taxes                          82,464              64,422
Net income for the period                              50,788              31,235

                                                     June 30, 1999   December 31, 1998
                                                            $                   $
ASSETS
Cash                                                  201,657           1,011,409
Finance assets held for investment                  4,308,279           4,759,564
Equipment under operating lease                     1,506,339           1,565,379
Finance assets held for sale                          116,887             177,049
Receivables from affiliates and other assets        4,307,883           3,276,167
Total Assets                                       10,441,045          10,789,568
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Debt                                                8,916,534           9,280,639
Accrued liabilities                                   545,935             582,122
Total Liabilities                                   9,462,469           9,862,761
Total Shareholder's Equity                            978,576             926,807
Total Liabilities and Shareholder's Equity         10,441,045          10,789,568














Included in the first six months of 1999 total asset finance income is $78.2 million (1998 - $24.6 million) of interest income related to intercompany receivables due from certain subsidiaries of the Company.

Total asset finance income decreased in the first six months of 1999 compared to the same period in 1998 due mainly to the sale of various portions of the international businesses of AT&T Capital to the Company at their approximate book value. The assets relating to these businesses approximated $1,178.4 million. Increased securitization volume in the second half of 1998 also contributed to the decrease in finance revenue.

Included in receivables from affiliates and other assets is $3.8 billion as at
 June 30, 1999 (1998 - $2.9 billion) of intercompany receivables due from certain subsidiaries of the Company.

The purchase price the Company paid for AT&T Capital has not been "pushed down" to AT&T Capital's stand-alone financial statements; however, these statements reflect the adoption of the accounting policies and procedures of the Company.


14. MERGER WITH THE CIT GROUP INC.

On March 8, 1999, the Company announced that it would be acquired by The CIT Group Inc. ("CIT") through an exchange of common stock. Under the terms of the transaction each outstanding share of the Company's common stock will be exchanged for 0.92 shares of CIT. Under an amended and restated agreement and plan of reorganization dated August 5, 1999, the Company and CIT reached agreement that the Company's common stock would be exchanged for 0.70 shares of CIT as well as the elimination of certain closing conditions. The transaction is expected to close during the fourth quarter of 1999, and is conditional upon regulatory and shareholder approval. CIT is headquartered in Livingston, New Jersey, USA. CIT is a leading diversified finance organization offering secured commercial and consumer financing primarily in the United States.


15. YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.







16. FOREIGN EXCHANGE RATES

The following Canadian to U.S. dollars exchange rates were used during the period:


     December 31, 1998                             0.6443
     June 30, 1999                                 0.6779
     Average for first six months of 1999          0.6701


17. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 1999 consolidated financial statements.